EXHIBIT 99.5

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying report on Form 6-K of NOVA Chemicals Corporation for the quarter ended September 30, 2006 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.



                                                         /s/ Larry A. MacDonald
                                                         -----------------------
                                                         Larry A. MacDonald
October 18, 2006                                         Chief Financial Officer